UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 23, 2015 announcing the Ukrainian 3G License Tender result.

Istanbul, February 23, 2015

Announcement Regarding Ukrainian 3G License Tender Result

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

The Ukrainian 3G UMTS Mobile License Tender organized to issue a total of three licenses, in which our 55%-owned subsidiary Astelit LLC (“Astelit”) based in Ukraine applied to participate, has been held today.

As a reflection of our commitment to the Ukrainian telecommunication market and our focus on creating maximum value for our customers, Astelit, with its UAH 3,355,400,000 bid*, has been awarded Lot 1 for 15 years. This lot, possessing the 1920-1935 / 2110-2125 MHz frequency band, is the most favorable in terms of investment and provision of high quality services.

*The liability is denominated in Hryvnia, and based on National Bank of Ukraine’s US$ / UAH rate of 28.35 as of February 23, 2015, amounts to US$ 118.4 million.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 23, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 23, 2015	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director